HCSB Financial Corporation

3640 Ralph Ellis Blvd.

Loris, South Carolina 29569

May 26, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Christian Windsor
Special Counsel
Office of Financial Services

Re:	HCSB Financial Corporation (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-210804)

Ladies and Gentlemen:

The Registrant hereby requests withdrawal of our previous request for acceleration of the registration statement referred to above.

Sincerely,

HCSB Financial Corporation

By:	/s/ Jan H. Hollar
Jan H. Hollar
Chief Executive Officer